Chattem, Inc. 1715 West 38th Street Chattanooga, Tennessee 37409

March 18, 2008

VIA EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Chattem, Inc.
Form 10-K for Year Ended November 30, 2007
File No. 000-05905

Commissioners:

On behalf of Chattem, Inc. (the “Company” or “Chattem”), we enclose for filing responses to the comments set forth in the letter from Jim B. Rosenberg of the Securities and Exchange Commission staff (the “Staff”) dated March 5, 2008.  For the convenience of the Staff, we are sending courtesy paper copies via Federal Express.  In addition, to assist the Staff in its review, we have set forth the text of the Staff’s comments in bold followed by the Company’s response.

Form 10-K for year ended November 30, 2007

Notes to Consolidated Financial Statements

(9)  Acquisition and Sale of Brands, Page 66

1.  The trademarks acquired from Johnson & Johnson represent material assets.  So that a reader can better understand this asset, please disaggregate this asset by acquired brand.

1.           Chattem will revise its financial disclosure in future filings beginning with its Form 10-Q for the first fiscal quarter ending February 29, 2008 to include the value assigned to each of the acquired trademarks.  An example of this disclosure utilizing the disclosure in Chattem’s November 30, 2007 Form 10-K is set forth below (changes in bold).

In January 2007, we acquired the U.S. rights to five leading consumer and over-the-counter (“OTC”) brands from Johnson & Johnson (the “J&J Acquisition”).  The acquired brands were:  ACT, an anti-cavity mouthwash/mouth rinse; Unisom, an OTC sleep-aid; Cortizone-10 , a hydrocortisone anti-itch product; Kaopectate, an anti-diarrhea product; and Balmex, a diaper rash product.  The J&J Acquisition was funded with the proceeds from a $300,000 term loan provided

March 18, 2008

under our Credit Facility, borrowings under the revolving credit facility of the Credit Facility and through the use of a portion of the proceeds derived from the 2.0% Convertible Notes.  The purchase price of the J&J Acquisition was $410,000 plus $1,573 of costs directly related to the acquisition, of which $468 was incurred and funded during our fiscal year ended November 30, 2006.  The purchase price related to $5,916 of inventory, $1,781 of assumed liabilities, $463 of equipment, $403,061 of trademarks (of which approximately $163,000 relates to ACT, $95,000 relates to Unisom, $124,000 relates to Cortizone-10, $12,000 relates to Kaopectate, and $9,000 relates to Balmex), which were assigned an indefinite life, and $3,914 of distribution rights, which was assigned a useful life of five years.  Johnson & Johnson will continue to manufacture and supply certain of the products to us for a period of up to 18 months from the close of the acquisition, or such earlier date as we are able to move production to our facilities.  The price we pay Johnson & Johnson for these products is equivalent to the manufacturing cost, which includes all costs associated with the manufacturing and delivery of the product.  Certain of the products are manufactured and supplied under assumed agreements with third party manufacturers.  During fiscal 2007, the manufacturing of certain products was transferred to our facilities.  For a period of up to six months from the close of the acquisition, Johnson & Johnson was to provide transition services consisting of consumer affairs, distribution and collection services (including related financial, accounting and reporting services).  We terminated the distribution and collections services effective April 2, 2007 and the consumer affairs services effective June 21, 2007.  The costs charged for these transition services approximated the actual costs incurred by Johnson & Johnson.  During the year ended November 30, 2007, we incurred $2,057 of expenses related to these transition services.

2.  Please tell us what consideration was given to recording customer relationship intangible assets for the acquired Johnson & Johnson brands.  Please refer to EITF 02-17.

2.           In connection with the J&J Acquisition, Chattem relied on the guidance set forth in Emerging Issues Task Force No. 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination”, Statement of Financial Accounting Standards No. 141, “Business Combinations”, and the speech by SEC Staff member Mr. Joseph Ucuzoglu before the 2006 AICPA National Conference on Current SEC and PCAOB Developments on December 11, 2006 and considered how this guidance was to be applied to the specific facts and circumstances of the J&J Acquisition.  Specifically, Chattem considered the nature of the acquired brands, the retail entities that stock and sell these brands, the distribution channels, location within the retail entities (e.g. within the health and beauty care section), and Chattem’s existing distribution channels and current business model in considering if a customer-related intangible asset should be recorded.

Chattem has an established national sales and distribution network that sells to its customers which consist of mass merchandisers such as Wal-Mart Stores, Inc., drug retailers such as Walgreens Co. and food retailers such as The Kroger Co.  Chattem’s products are sold in all large retailers in the United States where a significant amount of OTC health and beauty care products are sold.  Likewise, all of the brands acquired in the J&J Acquisition are sold at substantially the same retailers currently carrying Chattem products.  As a result, Chattem’s customers and the customers to whom the acquired brands were marketed before Chattem’s acquisition of the brands are essentially the same and no significant customers were added as a result of the J&J Acquisition.

March 18, 2008

It is common in the OTC health and beauty care sector of the retail industry for retailers to charge an initial “sell in” fee to establish distribution.  These fees are not contractual in nature and no future guarantee of distribution is made by the retailer.  This fee, along with the internal cost of Chattem’s sales force (travel, preparation, etc.) to establish distribution, constitutes the total cost of the distribution effort.  Upon close of the J&J Acquisition, the distribution of the acquired brands was already established and as a result Chattem acquired the inherent benefit of the estimated cost of establishing distribution. Chattem disclosed this customer related intangible asset in footnote 9 in the Form 10-K as “distribution rights.”

Though Chattem did not increase the number of customers as a result of the J&J Acquisition, the established relationship with Chattem’s existing customers broadened.  As a result, Chattem determined that a portion of the purchase price should be allocated to a customer-related intangible asset, as defined in SFAS 141 (though not specifically identified in Appendix A of SFAS 141), to account for the benefit of the already established distribution.  Though this intangible asset does not meet the contractual-legal criterion in SFAS 141 and further discussed in EITF 02-17, the asset does meet the separability criterion of SFAS 141 as the applicable portion of the acquired customer-related intangible asset would be transferred with the related brand(s) in the event one or more of the acquired brands are sold.  Chattem believes the allocation of a portion of the purchase price to “distribution rights” follows its past practice of incurring such costs and the resulting benefit received from this intangible asset, the provisions of SFAS 141 and EITF 02-17.

Chattem utilized the cost method to value the customer-related intangible asset, which it believes provides the best estimate of fair value based on the nature of the asset.  In his December 11, 2006 speech, Mr. Ucuzoglu indicates “circumstances may certainly indicate that a different method (other than the income approach) provides a better estimate of fair value.”  In comparison to the purchase price allocated to the trademarks, the purchase price amount allocated to customer-related intangible asset is significantly smaller.  While the distribution rights have a value and are a necessary component for the brands to generate cash flows, the distribution rights asset does not generate cash flows.  Chattem believes that it is the brand (trademark) that motivates the consumer to return to purchase the product and not that a certain retailer (Chattem’s customer) may or may not carry the product.  We believe our end-user consumers are loyal to the brand and have found that these consumers will seek Chattem products at other retailers if unable to find the brand.  Based on this belief of brand loyalty and consumer motivation and consideration of customer-related intangible asset guidance in U.S. GAAP, Chattem recorded the preponderance of value as trademark and a smaller amount as distribution rights.

Item 15.  Exhibits and Financial Statement Schedules

SIGNATURES

3.  We note that your Form 10-K and the certification in Exhibit 31.2 were signed by Robert B. Long, Vice President, Finance.  Instruction D to Form 10-K and Item 601(b)(31)(i) of Regulation S-K require that your Form 10-K and the certification be signed by the principal financial officer, controller or principal accounting officer.  Please tell us whether Robert B. Long is the principal financial officer, controller or principal accounting officer and revise the disclosure accordingly.

March 18, 2008

3.           Effective July 25, 2007, Robert B. Long became the Company’s Vice President, Finance.  In this capacity, Mr. Long currently serves, and has served at all times since July 25, 2007, as the principal financial officer of the Company.  For so long as Mr. Long continues to serve in this capacity, the Company will revise the appropriate signature block on the signature pages to its future filings on Form 10-Q and Form 10-K, and on the Rule 13a-14(a) certification of the principal financial officer filed therewith, to reflect this designation.  An example of the revised signature block is set forth below (changes in bold).

Robert B. Long
Vice President, Finance
(principal financial officer)

*           *           *           *           *           *           *           *

On behalf of Chattem, this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (423) 822-4450.

Very truly yours,

/s/ Robert B. Long

cc:           Mr. Robert E. Bosworth
Theodore K. Whitfield, Jr., Esq.
Hugh F. Sharber, Esq.